Exhibit 99.1

SMX News Release:

SMX Secures Majority Stake in True Gold Consortium

NEW YORK, Oct. 10, 2023 /PRNewswire/ — SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) has signed an agreement dated Oct. 3, 2023 with True Gold Consortium Pty Ltd (“TrueGold”), to acquire an additional 7.5% equity stake, thereby increasing the Company’s common share holdings in privately held TrueGold to 51.9%. This key acquisition in a sector expected to benefit from their traceability, verification, and certification technology, helps solidify the partnership between SMX and the other shareholders of TrueGold.

This strategic transaction diversifies SMX’s operations into TrueGold’s pioneering ventures in Research and Development (R&D) and revenue commercialization. SMX’s software technology is powered by a Distributed Ledger blockchain, representing a transformative stride towards ensuring traceability and security across the gold value chain. In exchange for the additional 7.5% equity, the agreement stipulates, among other things, a waiver of outstanding payables amounting to AU$475,000 (approximately US$307,000) from TrueGold to SMX as of June 30, 2023 and SMX licensing additional intellectual property to TrueGold.

The valuation underpinning this transaction is based on a previous assessment conducted in October 2021, which appraised TrueGold’s worth between US$78.5 million and US$90 million, using the mean value of US$84.3 million. This past valuation was neither audited nor reviewed.

Pursuant to this agreement, SMX and TrueGold will commission an independent third-party appraiser to ascertain an updated valuation of TrueGold by October 31, 2023. This forthcoming appraisal estimates a fair value of TrueGold’s assets and liabilities as of the closing date. Subsequently, SMX will reflect its portion of this assessed fair value in its financial statements, and TrueGold shall have the right, within 12 months, to repurchase the additional interest from Security Matters for a purchase price based on such fair value. It is anticipated that there may be material variances between TrueGold’s past valuation from October 2021 and the updated assessment.

CEO, H. Alon commented: “The agreement fortifies a gold industry alliance, which we expect will ensure a cohesive approach towards achieving shared strategic objectives, particularly the development and commercialization of the True Gold platform. This acquisition exemplifies a mutual endeavor to pool resources, management acumen, and R&D capabilities, fostering innovative solutions that address industry challenges. We believe that SMX and True Gold are now more robustly positioned to redefine standards for transparency, security, and authenticity within the gold value chain, heralding a new era of strategic collaboration and industry innovation.”

About SMX:

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

About True Gold Consortium Pty Ltd:

True Gold uses SMX’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level; as well as its blockchain digital platform. The company seeks to be an essential part of every gold trade – both physically and digitally – as a global industry standard, providing the most secure and fully transparent traceability tech solution, from the mine to market to finished product.

For additional information regarding this strategic investment, stakeholders and interested parties are encouraged to reach out to:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of metals, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic or effects of future pandemics on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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